August 8, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:       Alan Campbell

Re:	CANNAPHARMARX, INC.
Registration Statement on Form S-1 Filed August 1, 2022 File No. 333-266457

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CannaPharmaRx, inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 9:00 AM EST, Eastern Time on Thursday, August 11, 2022, or as soon as practicable thereafter.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Joshua D. Brinen of Brinen & Associates, LLC, confirming this request. Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.

Once the Registration Statement has been declared effective, the Company would appreciate if you could notify Domenic Colvin at (778) 214-5075 and provide us with a written copy of the notice of effectiveness.

We request that we be notified of such effectiveness by a telephone call to Joshua D. Brinen of Brinen & Associates, LLC at 212-330-8151.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Brinen & Associates, LLC, attention: Joshua D. Brinen, via facsimile at 212-330-8151 or via electronic mail message at service@brinenlaw.com.

Sincerely,

CannaPharmaRx, Inc.

/s/ Domenic Colvin

Chief Executive Officer